EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited) (in thousands of Canadian dollars)	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	6,923	5,553
Accounts receivable	16,810	25,174
Prepaid expenses, deposits and other	524	870
Assets held for sale	-	9,678
Commodity contracts (note 9)	2,490	4,813
	26,747	46,088
Commodity contracts (note 9)	254	-
Property, plant and equipment (note 2)	352,986	404,995
Exploration and evaluation assets (note 3)	7,819	6,429
Deferred income tax asset	11,447	9,042
	399,253	466,554

Liabilities
Current liabilities
Accounts payable and accrued liabilities	17,436	24,239
Liabilities associated with assets held for sale	-	1,378
Current portion of decommissioning provision (note 6)	-	557
	17,436	26,174
Long-term debt (note 4)	70,676	138,820
Convertible debentures (note 5)	41,952	41,327
Decommissioning provision (note 6)	30,722	31,178
Deferred income tax liability	6,249	8,177
	167,035	245,676

Shareholders’ equity
Common shares	274,458	273,108
Contributed surplus	7,581	5,859
Equity component of convertible debentures (note 5)	1,588	1,588
Accumulated other comprehensive loss	(13,087)	(3,172)
Deficit	(38,322)	(56,505)
	232,218	220,878
	399,253	466,554
Subsequent events (notes 2, 4, 6, 9 and 12)
See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

((unaudited) (in thousands of Canadian dollars except shares)
	Number of common shares	Share capital	Contributed surplus	Equity component of convertible debentures	Accumulated other comprehensive income/(loss)	Deficit	Shareholders’ equity
Balances at December 31, 2011	34,779,435	$273,108	$5,859	$1,588	$(3,172)	$(56,505)	$220,878
Issue of common shares under restricted share plan	301,015	1,350	(1,350)	-	-	-	-
Share-based compensation before capitalization	-	-	3,072	-	-	-	3,072
Net income and comprehensive loss for the period	-	-	-	-	(9,915)	18,183	8,268
Balances at September 30, 2012	35,080,450	$274,458	$7,581	$1,588	$(13,087)	$(38,322)	$232,218

Balances at December 31, 2010	27,709,859	$223,664	$2,727	$-	$(11,624)	$(42,545)	$172,222
Issue of common shares under restricted share plan	175,818	1,042	(1,042)	-	-	-	-
Issue of common shares under equity offering (net of issue costs/tax)	6,850,000	48,211	-	-	-	-	48,211
Share-based compensation before capitalization	-	-	2,916	-	-	-	2,916
Issue of convertible debentures	-	-	-	1,588	-	-	1,588
Net income and comprehensive income for the period	-	-	-	-	18,405	468	18,873
Balances at September 30, 2011	34,735,677	$272,917	$4,601	$1,588	$6,781	$(42,077)	$243,810

See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three months ended September 30		Nine months ended September 30
(unaudited) (in thousands of Canadian dollars except per share amounts)	2012	2011	2012	2011

NGL, natural gas and oil revenues	27,124	43,107	82,069	120,266
Realized gain on commodity contracts (note 9)	2,005	1,345	6,264	1,088
Unrealized gain/(loss) on commodity contracts (note 9)	(4,148)	6,132	(2,004)	8,393
Royalty expense	(5,881)	(9,141)	(17,049)	(24,549)
Revenues, net of royalty expense	19,100	41,443	69,280	105,198

Operating expenses
Production	(7,694)	(11,514)	(24,879)	(31,126)
Transportation	(180)	(400)	(648)	(1,322)
General and administrative	(2,860)	(2,765)	(8,392)	(9,697)
Share-based compensation expense (note 7)	(678)	(1,351)	(2,776)	(2,734)
Depletion and depreciation (note 2)	(13,356)	(13,872)	(38,220)	(36,183)
Impairment in property, plant and equipment (note 2)	-	-	(8,465)	-
	(24,768)	(29,902)	(83,380)	(81,062)
Other income/(expenses)
Interest expense (note 10)	(1,811)	(3,115)	(6,188)	(9,040)
Accretion of decommissioning provision (note 6)	(164)	(153)	(546)	(528)
Gain on sale of assets (note 2)	12,622	1,183	31,302	826
Transaction costs on asset acquisition/dispositions	(440)	(57)	(440)	(1,767)
Redemption fee on convertible debentures	-	(7)	-	(1,904)
Realized foreign exchange gain/(loss)	(13)	(202)	132	(198)
Unrealized foreign exchange gain/(loss)	3,909	(9,704)	4,147	(9,593)
	14,103	(12,055)	28,407	(22,204)
Income/(loss) before taxes	8,435	(514)	14,307	1,932

Taxes
Current tax expense	-	(85)	(68)	(330)
Deferred tax reduction/(expense)	5,571	(2,043)	3,944	(1,134)
	5,571	(2,128)	3,876	(1,464)

Net income/(loss)	14,006	(2,642)	18,183	468

Other comprehensive income/(loss)
Foreign currency translation adjustment	(10,100)	25,732	(9,915)	18,405
Comprehensive income	3,906	23,090	8,268	18,873

Earnings per share (note 8) – Basic	0.40	(0.08)	0.52	0.02
– Diluted	0.35	(0.08)	0.49	0.01

See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(unaudited) (in thousands of Canadian dollars)	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Cash provided by (used in):
Operating
Net income/(loss)	14,006	(2,642)	18,183	468
Share-based compensation (note 7)	678	1,351	2,776	2,734
Depletion and depreciation (note 2)	13,356	13,872	38,220	36,183
Impairment in property, plant and equipment (note 2)	-	-	8,465	-
Non-cash interest on convertible debenture (note 5)	210	205	626	525
Accretion of decommissioning provision (note 6)	164	153	546	528
Unrealized commodity contracts (gain)/loss (note 9)	4,148	(6,132)	2,004	(8,393)
Gain on sale of assets	(12,622)	(1,183)	(31,302)	(826)
Transactions costs on asset acquisition/dispositions	440	57	440	1,767
Redemption fee on convertible debentures	-	7	-	1,904
Unrealized foreign exchange (gain)/loss	(3,909)	9,704	(4,147)	9,593
Deferred tax (reduction)/expense	(5,571)	2,043	(3,944)	1,134
Funds from operations	10,900	17,435	31,867	45,617
Cash paid on decommissioning provision (note 6)	(478)	(628)	(1,117)	(1,249)
Transaction costs on asset acquisition	-	(57)	-	(1,767)
Changes in non-cash working capital items	(669)	(2,260)	(528)	(638)
	9,753	14,490	30,222	41,963
Financing
Increase/(decrease) in long-term debt (note 4)	(37,728)	9,077	(64,000)	107,101
Issue of shares, net of issuance costs	-	(74)	-	47,460
Issuance of convertible debentures, net of costs	-	-	-	42,741
Redemption of convertible debentures	-	(375)	-	(80,406)
Redemption fee on convertible debentures	-	(7)	-	(1,904)
	(37,728)	8,621	(64,000)	114,992
Investing
Property, plant and equipment additions	(7,381)	(29,294)	(31,603)	(73,302)
Asset acquisition	-	-	-	(86,098)
Proceeds on sale of property, plant and equipment	38,541	2,000	66,882	2,205
Transaction costs on asset dispositions	(440)	-	(440)	-
Changes in non-cash working capital items	750	3,810	436	2,041
	31,470	(23,484)	35,275	(155,154)
Foreign exchange on financial balances	(131)	231	(127)	148
Change in cash and cash equivalents	3,364	(142)	1,370	1,949
Cash and cash equivalents, beginning of period	3,559	4,596	5,553	2,505
Cash and cash equivalents, end of period	6,923	4,454	6,923	4,454

See accompanying notes to the consolidated financial statements.

EQUAL ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

1.	Basis of presentation

Equal Energy Ltd. (“Equal” or the “Company”) is a publicly listed company whose common shares trade on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol EQU.  Equal is engaged in the exploration, development and production of oil, NGLs and natural gas in Canada and the United States and conducts many of its activities jointly with others.  These financial statements reflect only the Company’s proportionate interest in such activities.

These interim consolidated financial statements are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRs”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The preparation of these interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, revenues and expenses.  All accounting policies and methods of computation followed in the preparation of these financial statements are the same as those disclosed in Notes 2 and 3 of Equal’s audited Consolidated Financial Statements as at and for the years ended December 31, 2011 and 2010.

These consolidated financial statements were authorized by the Company’s Board of Directors on November 8, 2012 and should be read in conjunction with the annual consolidated financial statements and accompanying notes of the Company for the year ended December 31, 2011 and the interim unaudited consolidated financial statements and accompanying notes of the Company for the three months ended March 31, 2012 and June 30, 2012.

As required by Rule 3b-4(c) of the United States Securities Exchange Act of 1934, as amended, and Rule 405 of the United States Securities Act of 1933, as amended, Equal will adopt U.S. GAAP financial reporting starting with the reporting of the quarter ended December 31, 2012 and will report the fiscal 2012 annual results in accordance with U.S. GAAP.  The Company no longer qualifies as a foreign private issuer as it did not meet certain conditions and, therefore, must follow the requirements of a U.S. domestic filer which includes financial reporting in accordance with U.S. GAAP.

2.	Property, plant and equipment (“PP&E”)

Cost or deemed cost (in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
Balance at December 31, 2011	181,504	365,551	547,055
Capital expenditures	9,235	17,817	27,052
Transfer from E&E	3,008	716	3,724
Divestures	(21,822)	(38,095)	(59,917)
Non-cash changes	1,723	267	1,990
Foreign currency translation adjustment	-	(12,787)	(12,787)
Balance at September 30, 2012	173,648	333,469	507,117

Depletion, depreciation and impairment losses (in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
Balance at December 31, 2011	80,584	51,798	132,382
Depletion and depreciation	8,054	30,166	38,220
Impairments	8,465	-	8,465
Divestitures	(12,410)	(10,091)	(22,501)
Foreign currency translation adjustment	-	(2,435)	(2,435)
Balance at September 30, 2012	84,693	69,438	154,131
Net book value (in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
Property, plant and equipment	91,242	313,753	404,995
Assets held for sale	9,678	-	9,678
Balance at December 31, 2011	100,920	313,753	414,673
Balance at September 30, 2012	88,955	264,031	352,986

On September 24, 2012, Equal closed the sale of its interest in its Northern Oklahoma assets for the sale price of US$40.0 million.  The assets sold include production of 1,400 boe per day which is primarily natural gas and NGLs, related infrastructure and interests in approximately 8,550 acres of Mississippian lands.

On October 15, 2012, Equal closed the sale of several of its Canadian properties for the sale price of $15.4 million.  The sale includes Equal’s interests in the Halkirk, Wainwright, Alliance and Clair areas of Alberta and substantially all of its non-producing, suspended and abandoned wells in Alberta, Saskatchewan and British Columbia.

On November 2, 2012, Equal closed the sale of its Lochend Cardium assets for cash consideration of $62.1 million which included production, related infrastructure and undeveloped land.  With this sale, the Company’s last remaining Canadian asset is represented by a royalty stream of payments from producing wells in Western Canada.

At June 30, 2012, Equal recognized $8.5 million in impairments relating to two Canadian CGUs.  The two Canadian CGUs which recognized impairments are in southeast Alberta ($7.3 million) and southwest Alberta ($1.2 million).  The impairments in both CGUs are the result of the decrease in forecasted prices for natural gas and oil.

3. Exploration and evaluation assets

(in thousands of Canadian dollars)	Canadian Operations	U.S. Operations	Total
Balance at December 31, 2011	6,429	-	6,429
Capital expenditures	4,398	5,317	9,715
Transfer to PPE	(3,008)	(716)	(3,724)
Divestitures	-	(4,601)	(4,601)
Balance at September 30, 2012	7,819	-	7,819

4.      Long-term debt

(in thousands of Canadian dollars)	September 30, 2012	December 31, 2011
Long-term debt	70,676	138,820

Interest rates and standby fees for the credit facilities are set quarterly according to a grid based on the ratio of bank debt to cash flow with the interest rates based on Canadian dollar BA (“Bankers Acceptance”) or U.S. dollar LIBOR rate plus 2.0% to 4.0% depending on the ratio of bank debt to cash flow.  For any unused balance of the credit facility, between 0.50% to 1.00% is charged as a standby fee which is recorded in interest expense.  As at September 30, 2012, the marginal interest rate and standby fee were 2.50% and 0.625%, respectively.

As at September 30, 2012, the $70.7 million drawn under the credit facility consisted of CDN$0.6 million and US$71.3 million which was converted at the closing rate of CDN$0.9832 per US$1.00.  Interest was being accrued at a rate of 2.75% per annum.  Proceeds from the asset dispositions subsequent to September 30, 2012, were used to fully repay the outstanding amount on the credit facility (see Note 12).

Equal’s bank credit facility matures in June 2013 and should the lenders decide not to renew the facility, the debt must be repaid by June 2014.  The bank credit facility is currently under evaluation to take into account the asset dispositions during Q3 2012 and subsequent to September 30, 2012 (see Note 12) but management estimates that the credit facility will be approximately $110.0 million secured against the borrowing base of the Oklahoma assets.

Equal is required to maintain several financial and non-financial covenants.  The primary financial covenant is an interest coverage ratio of 3.0:1.0 as calculated pursuant to the terms of the credit agreement.  For the twelve months ended September 30, 2012, the interest coverage ratio was 6.57 (December 31, 2011 – 6.11).  Equal is in compliance with the terms and covenants of the credit facilities as at September 30, 2012.

5.	Convertible debentures

(in thousands of Canadian dollars)	EQU.DB.B 6.75% Series	Equity Component
Balance at December 31, 2011	41,327	1,588
Accretion	625	-
Balance at September 30, 2012	41,952	1,588

At September 30, 2012, the Company had $45.0 million in face value of 6.75% convertible debentures outstanding with an estimated fair value of $44.7 million (December 31, 2011 - $44.8 million).

6.	Decommissioning provision

The decommissioning provision is estimated by management based on Equal’s working interests in its wells and facilities, estimated costs to remediate, abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred.  At September 30, 2012, the decommissioning provision is estimated to be $30.7 million (December 31, 2011 – $33.1 million), based on a total future liability of $50.7 million (December 31, 2011 - $50.5 million).  These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages thirteen years, but extends up to 50 years into the future.  This amount has been calculated using an inflation rate of 2.0% and discounted using a risk free rate of 2.2% as at September 30, 2012 (December 31, 2011 – 2.4%).

The following table reconciles the decommissioning provision:
(in thousands of Canadian dollars)
Balance at December 31, 2011	33,113
Additions	422
Accretion expense	546
Dispositions	(3,744)
Costs incurred	(1,117)
Change in estimate	1,883
Foreign exchange	(381)
Balance at September 30, 2012	30,722

On October 15, 2012, Equal closed the sale of several of its Canadian properties for the sale price of $15.4 million.  The sale includes Equal’s interests in the Halkirk, Wainwright, Alliance and Clair areas of Alberta and substantially all of its non-producing, suspended and abandoned wells in Alberta, Saskatchewan and British Columbia.

On November 2, 2012, Equal closed the sale of its Lochend Cardium assets for cash consideration of $62.1 million which included production, related infrastructure and undeveloped land.

The Company’s overall decommissioning provision will decrease by approximately $21.4 million based on the September 30, 2012 book value of the decommissioning liability disposed as part of these sales.

7.	Share-based compensation

Share options
Equal has a Share Option Plan where the Company may grant share options to its directors, officers and employees.  Each share option permits the holder to purchase one share at the stated exercise price.  All options vest over a 1 to 3 year period and have a term of 3 to 5 years.  The exercise price is equal to the market price at the time of the grant.  The forfeiture rate is estimated to be 16%.  The following options have been granted:

(in Canadian dollars, except for number of options)	Number of options	Weighted-average exercise price
Options outstanding at December 31, 2011	1,303,495	$6.47
Options granted	50,000	2.95
Options forfeited	(109,785)	6.86
Options outstanding at September 30, 2012	1,243,710	$6.29
Options exercisable at September 30, 2012	629,527	$6.45

(in Canadian dollars, except for number of options)
Exercise price range	Number of options	Weighted average exercise price	Weighted average remaining contract life in years	Number of options exercisable	Weighted average price of exercisable options
$2.95 to $5.90	282,550	$4.53	2.11	61,733	$5.06
$6.15 to $6.67	441,564	6.23	1.17	380,587	6.20
$7.13 to $7.26	475,930	7.25	2.27	156,874	7.25
$8.19 to $8.40	43,666	8.20	1.42	30,333	8.21
Balance at September 30, 2012	1,243,710	$6.29	1.81	629,527	$6.45

Restricted shares
Equal has granted restricted shares to directors, officers, and employees.  Restricted shares vest over a contracted period ranging from vesting on grant to 3 years and provide the holder with shares on the vesting dates of the restricted shares.  Upon vesting of the restricted shares, the plan administrator automatically sells a portion of the common shares on a public stock exchange for the estimated income tax.  The forfeiture rate is estimated to be 16%.

The following restricted shares have been granted:
	Number of restricted shares	Weighted-average grant date fair value
Shares outstanding at December 31, 2011	946,285	$6.57
Granted	1,039,082	3.83
Forfeited	(108,756)	5.36
Vested	(301,015)	6.41
Shares outstanding at September 30, 2012	1,575,596	$4.88

The estimated value of the restricted shares is based on the trading price of the shares on the grant date.

8.	Net income per share

For the three months ended September 30, 2012
(in thousands of Canadian dollars except shares and per share amounts)	Net Income	Weighted Average Shares Outstanding	Per Share
Basic	14,006	35,077,140	$0.40
Diluted	14,765	41,653,489	$0.35

For the calculation of the weighted average number of diluted shares outstanding for the three months ended September 30, 2012, certain options, the convertible debentures and all restricted shares were included as they were dilutive to the calculation.

For the three months ended September 30, 2011
(in thousands of Canadian dollars except shares and per share amounts)	Loss	Weighted Average Shares Outstanding	Per Share
Basic and diluted	(2,642)	34,667,198	$(0.08)

For the calculation of the weighted average number of diluted shares outstanding for the three months ended September 30, 2011, all options, restricted shares and convertible debentures were excluded, as they were anti-dilutive to the calculation.

For the nine months ended September 30, 2012
(in thousands of Canadian dollars except shares and per share amounts)	Net Income	Weighted Average Shares Outstanding	Per Share
Basic	18,183	35,030,994	$0.52
Diluted	20,460	41,399,327	$0.49

For the calculation of the weighted average number of diluted shares outstanding for the nine months ended September 30, 2012, certain options, the convertible debentures and all restricted shares were included as they were dilutive to the calculation.

For the nine months ended September 30, 2011
(in thousands of Canadian dollars except shares and per share amounts)	Net Income	Weighted Average Shares Outstanding	Per Share
Basic	468	31,124,103	$0.02
Diluted	468	31,849,320	$0.01

For the calculation of the weighted average number of diluted shares outstanding for the nine months ended September 30, 2011, certain options and all restricted shares were included, as they were dilutive to the calculation.

9.	Commodity contracts

Equal has entered into commodity contracts to minimize the exposure to fluctuations in crude oil and natural gas prices.  At September 30, 2012, the following financial derivative contracts were outstanding:
Derivative Instrument	Commodity	Price (2)	Volume per day (2)	Period
Fixed	Gas	4.95 (US$/mmbtu) (5.12 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2012 – December 31, 2012
Fixed	Gas	5.00 (US$/mmbtu) (5.18 US$/mcf)	5,000 mmbtu (4,831 mcf)	January 1, 2012 – December 31, 2012
Collar	Gas	Floor: 2.50 (US$/mmbtu) (2.59 US$/mcf) Ceiling: 3.45 (US$/mmbtu) (3.57 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012
Fixed	Gas	3.00 (US$/mmbtu) (3.11 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012
Fixed	Gas	3.45 (US$/mmbtu) (3.57 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2013 – December 31, 2013
Fixed	Gas	3.60 (US$/mmbtu) (3.73 US$/mcf)	3,000 mmbtu (2,899 mcf)	January 1, 2013 – December 31, 2013
Fixed	Gas	3.61 (US$/mmbtu) (3.74 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2013 – December 31, 2013
Fixed	Gas	3.65 (US$/mmbtu) (3.78 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2013 – December 31, 2013
Fixed	Gas	3.70 (US$/mmbtu) (3.83 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2013 – December 31, 2013

Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.35 US$/mmbtu ($0.36 US$/mcf)	7,000 mmbtu (6,763 mcf)	January 1, 2012 – December 31, 2012
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.21 US$/mmbtu ($0.22 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2012 – October 31, 2012
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.205 US$/mmbtu ($0.212 US$/mcf)	5,000 mmbtu (4,831 mcf)	January 1, 2013 – December 31, 2013

Fixed (3)	Oil	100.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed (3)	Oil	101.05 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed (3)	Oil	101.95 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed (3)	Oil	103.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed (3)	Oil	101.00 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
Fixed	Oil	101.50 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
Fixed (3)	Oil	102.50 ($/bbl)	200 bbl	January 1, 2013 – December 31, 2013
(1)	NYMEX / Southern Star (Oklahoma) basis differential.
(2)	Conversion rate of 1.0350 mmbtu per mcf.
(3)	These hedges were unwound in Q4 2012 for total proceeds of $2.5 million. See Note 12.

The gains (losses) during the periods from the commodity contracts are summarized in the table below.

For the three months ended September 30 (in thousands of Canadian dollars)	2012	2011
Realized gain on commodity contracts	2,005	1,345
Unrealized gain/(loss) on commodity contracts	(4,148)	6,132
Net gain/(loss) on commodity contracts	(2,143)	7,477

For the nine months ended September 30 (in thousands of Canadian dollars)	2012	2011
Realized gain on commodity contracts	6,264	1,088
Unrealized gain/(loss) on commodity contracts	(2,004)	8,393
Net gain on commodity contracts	4,260	9,481

The following sensitivities show the result to pre-tax net income for three months ended September 30, 2012 related to commodity contracts of the respective changes in crude oil, natural gas and fixed basis differential.

	Increase (decrease) to pre-tax net income
(in thousands of Canadian dollars)	Decrease in market price ($1.00 per bbl and $0.50 per mcf)	Increase in market price ($1.00 per bbl and $0.50 per mcf)
Crude oil derivative contracts	293	(293)
Natural gas derivative contracts	2,392	(2,392)
	Decrease in differential price ($0.02 per mcf)	Increase in differential price ($0.02 per mcf)
Fixed basis differential contracts	(51)	51

10.	Interest expense

Equal’s interest expense was comprised of the following below.

For the three months ended September 30
(in thousands of Canadian dollars)	2012	2011
Interest on long-term debt	842	1,344
Interest on convertible debentures	969	1,771
	1,811	3,115

For the nine months ended September 30
(in thousands of Canadian dollars)	2012	2011
Interest on long-term debt	3,290	2,882
Interest on convertible debentures	2,898	6,158
	6,188	9,040

11.	Segmented information

For the three months ended September 30, 2012 (in thousands of Canadian dollars)	Canada	United States	Corporate	Total
NGL, natural gas and oil revenues	8,801	18,323	-	27,124
Net income/(loss)	3,792	13,059	(2,845)	14,006
Total assets	114,698	284,555	-	399,253

For the three months ended September 30, 2011 (in thousands of Canadian dollars)	Canada	United States	Corporate	Total
NGL, natural gas and oil revenues	17,025	26,082	-	43,107
Net income/(loss)	(4,358)	5,583	(3,867)	(2,642)
Total assets	152,628	322,573	-	475,201

For the nine months ended September 30, 2012 (in thousands of Canadian dollars)	Canada	United States	Corporate	Total
NGL, natural gas and oil revenues	24,325	57,744	-	82,069
Net income/(loss)	1,114	27,400	(10,331)	18,183
Total assets	114,698	284,555	-	399,253

For the nine months ended September 30, 2011 (in thousands of Canadian dollars)	Canada	United States	Corporate	Total
NGL, natural gas and oil revenues	57,153	63,113	-	120,266
Net income/(loss)	2,172	15,679	(17,383)	468
Total assets	152,628	322,573	-	475,201

12.	Subsequent events

On October 15, 2012, Equal closed the sale of several of its Canadian properties for a sale price of $15.4 million.  The sale includes Equal’s interests in the Halkirk, Wainwright, Alliance and Clair areas of Alberta and substantially all of its non-producing, suspended and abandoned wells in Alberta, Saskatchewan and British Columbia.

On November 2, 2012, Equal closed the sale of its Lochend Cardium assets for cash consideration of $62.1 million which included production, related infrastructure and undeveloped land.  The proceeds of the sale were used to fully repay the amount outstanding on its credit facility.  With this sale, the Company’s last remaining Canadian asset is represented by a royalty stream of payments from producing wells in Western Canada.

On October 22 and November 5, 2012, Equal unwound oil hedges for total proceeds of $2.5 million.  The oil hedges were in place for Q4 2012 and the full year of 2013 and had fixed prices ranging from $100.00 per bbl to $103.00 per bbl.